February 10, 2014

VIA EDGAR

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Talmer Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-193300)

Dear Mr. Clampitt

On behalf of Talmer Bancorp, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m. Eastern Time on Tuesday, February 11, 2014, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (248) 498-2802 or our counsel, J. Brennan Ryan at Nelson Mullins Riley & Scarborough LLP at (404) 322-6218.

Sincerely,

TALMER BANCORP, INC.

By:	/s/ David T. Provost
Name:	David T. Provost
Title:	Chief Executive Officer and President